EXHIBIT 1

December 4, 2014

The Board of Directors
Carbonite, Inc.
2 Avenue de Lafayette
Boston, MA  02111

Dear Directors:

As you know, Discovery Group is one of the largest shareholders in Carbonite, owning approximately 7.8% of the outstanding shares.   We have followed Carbonite for several years, and we have had many  meetings and discussions with the management team.  We have a good and current understanding of Carbonite’s competitive advantages and growth opportunities, along with the related challenges and risks.

Perhaps as important, we also know the difficulties that small capitalization companies like Carbonite face when it comes to improving shareholder value in the face of a changing business model, poor equity analyst coverage, and limited trading volume.  These issues are more acute for Carbonite given an unclear CEO transition and a stock that has underperformed the market and the industry since the August 2011 IPO.

Given our background, and the recently disclosed non-binding offer by J2 Global to acquire Carbonite for $15.00, we feel it is important to communicate our recommendation directly and clearly to the Board.

We believe the Carbonite Board should carefully consider J2’s offer.  At 2.9x 2014 revenue guidance, the valuation is a reasonable price to begin negotiations with a well qualified, knowledgeable buyer.   However, our industry due diligence suggests that other strategic and financial parties may be interested in acquiring Carbonite. Therefore, we strongly recommend that a Special Committee of independent, non-management directors be formed and immediately engage an objective industry investment banker to contact potential alternative strategic and financial buyers.

300 S. Wacker Drive, Suite 600, Chicago, IL 60606

Board of Directors
December 4, 2014

Given Carbonite’s high quality business and growth prospects, the Special Committee may be able to obtain an offer that is superior to J2’s proposal.  However, if no better transaction is found, please know that we will likely support a transaction with J2.  Our detailed analysis of Carbonite clearly concludes that at or above $15.00 today exceeds any risk-adjusted future potential value that shareholders might be able to achieve if Carbonite remains an independent public company.

Sincerely,

Discovery Equity Partners, L.P.

By:	Discovery Group I, LLC, its General Partner

By:	/s/ Michael R. Murphy
Michael R. Murphy
Managing Member